Delisting Determination,The Nasdaq Stock Market, LLC,
October 11, 2019, Diversicare Healthcare Services Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Diversicare Healthcare Services Inc. (the Company), effective at the opening of the trading session on October 21, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staffs determination on June 19, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
August 27, 2019, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on August 29, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 11, 2019.